

February 3, 2011

Mr. Zhen Jiang Wang
Chief Executive Officer
First China Pharmaceutical Group, Inc.
Number 504, West Ren Min Road
Kunming City, Yunnan Province
People's Republic of China 650000

> **Re:** **First China Pharmaceutical Group, Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed January 19, 2011**
> **File No. 000-54076**

Dear Mr. Wang:

We have reviewed your supplemental response letter dated January 19, 2011 as well as your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

1. Please disclose whether or not you have entered into any non-compete agreements, or the like with Mr. Wang or any other executives or employees. We note Mr. Wang's close involvement, receivables collection, and close relationship with suppliers and customers. In this expanded disclosure, please include a discussion of your considerations for same.

Item 1. Business Description, page 3

Background, page 4

2. We note your amendment and response to comment one in our letter dated December 21, 2010. Please revise to explain your statement that the parties agreed upon the two percent amount for Mr. Wang's bonus payments to be paid on a quarterly basis, "based

on review of other Chinese based public companies with sales in a similar range as XYT…." For example, you should state if these were Chinese based public companies recently engaged in reverse mergers with contingent acquisition consideration bonus payment agreements.

3. We note your amendment and response to comment two in our letter dated December 21, 2010. Please quantify the potential range, using numbers and percentages of shares of the company, of proportionate share dilution expected for all existing stockholders of the company, including Mr. Wang.

4. Discuss how the Exchange Agreement considers a debt financing transaction, which you are currently exploring and whether or not that would be permitted by the Exchange Agreement that "contemplates that the Company will use its best efforts to conduct an equity financing..." and whether any penalties or fees are incurred for debt versus equity financing.

Corporate Structure, page 6

5. We note your response to comment five in our letter dated December 21, 2010. Please disclose specifically the meaning of "relevant welfare and funds and losses made-up" by providing examples, for instance.

Strategy, page 6

6. Please expand your disclosure that "[t]hrough its own industry research and documents from the Yunnan Food and Drug Administration, XYT management believes that there are currently only two drug manufacturing companies in Yunnan Province that possess the Internet Transaction Service License." Include the basis and support for this statement, including a discussion of the research and documents made and reviewed, respectively.

7. We reissue comment seven in our letter dated December 21, 2010, in part. In discussing the stage of the application process for the License of Internet Drug Information Service, please include the date of submission of the application, confirm whether or not the application and all attendant paper work to all agencies are completed and that all fees to same have been paid, disclosing amounts and dates of payment of same. In this respect, we note that the application may be complete to Yunnan Food and Drug Administration, but that the State Food and Drug Administration also reviews an application, please expand your disclosure to clarify what's complete, if so, when, and to which agency. Finally, state whether or not you have received any indication as to status of the consideration of your application by any of the relevant PRC authorities.

Products and Distribution, page 7

8. We note your response to comments 12 and 13 in our letter dated December 21, 2010, but are uncertain why you have deleted the disclosure that was the subject of the comments. The prior public disclosure was directly tied to understanding the projected goals of the business and to the extent this information remains on file in previously filed public documents, changes should be explained. Please advise or revise.

Management's Discussion and Analysis, page 45

9. We note on page 45 of your Form 8-K that XYT is engaged in drug logistics and distribution through "XYT drug stores, clinics and hospitals, as well as the wholesale distribution of medicine products …to hospitals and XYT stores." Please clarify here and elsewhere, as applicable, the nature of XYT's relationship with the XYT drug stores and whether or not they are a related party.

10. Please quantify in the first paragraph on page 46 the amount of net sales orders that were placed over the internet in 2010.

11. We note in footnote 3 of your financial statements that certain of your sales were made to customers with C.O.D. terms but were not settled in cash upon delivery of the product. Fully discuss this circumstance in MD&A and advise us. You should quantify in your disclosure the amount of such sales in each period. Also, explain why you apparently extended credit to customers that were previously determined not to meet the conditions necessary for credit sales.

Exhibit 99.1(a)
Kun Ming Xin Yuan Tang Pharmacies Co. Ltd
Financial Statements
December 31, 2009, 2008 and 2007

 Note 2. Summary of Significant Accounting Policies, page 7

(g) Inventories

12. With a view towards disclosure, tell us if the Company is required to make deposits or advances to its suppliers. If so, explain to us and disclose how you account for these payments and where they are reported in your financial statements.

(k) Revenue Recognition

13. We note it is your policy to recognize revenue when "collection is reasonably assured." In light of Mr. Wang retaining the cash from the collection of accounts receivable, explain to us how you have concluded collection is reasonably assured.

14. We note that your revenue recognition policy is boilerplate recitation of concepts found in SAB Topic 13. Revise the discussion of your policies to clarify your revenue recognition policy for the Company specific revenue streams, in detail. For instance, explain how and when you recognize revenue for each product line, such as drugs and small medical devices and for each type customer, such as licensed pharmaceutical users and licensed drug distributors.

15. We note that you present your revenues on a net basis. Please disclose the nature of the items netted against revenue. If management exercises judgment or makes estimates when determining net revenue, such as with rebates or discounts on sales, you should fully disclose within your policy note.

(l)Advertising

16. If applicable, disclose if you are reimbursed by your suppliers for advertising their products and how you account for such payments, and advise us.

Note 3. Due From (To) a Related Party, page 12

17. We note your responses to comment 15 and 16 from our letter dated December 21, 2010. In light of the growth in the receivable balance, $16,752,110 as of September 30, 2010, it appears Mr. Wang has not remitted any appreciable cash amount to the Company. Therefore, please further explain to us why the Company should continue to account for this money in the possession of Mr. Wang as a receivable rather than a distribution from stockholders' equity.

18. Regarding your response to comment 15, we have read the Authorization Agreement, filed as Exhibit 10.4 to Amendment No. 2 to your Form 8-K and the disclosure provided in footnote three to the financial statements. We continue to be confused about the business purpose of this arrangement. We do not understand how the Company benefits from an arrangement where it relinquishes control of its accounts receivable and subsequent collected cash, and it forfeits any potential income that could be earned from this cash, in exchange for the rationalizations as stated in the agreement and by the Company. Please expand your footnote, business, MD&A and other related disclosures so that the nature, terms, and business purpose of the arrangement are wholly transparent to readers, and advise us. You should address each of the rationales for the arrangement, as stated in the Authorization Agreement, and explain the specific benefit they provide to the Company. You should also balance this disclosure with an explanation of how the limited value of these benefits obtained by the Company justifies the significant cost incurred from transferring receivables, approximately $16.8 million at September 30, 2010.

19. Regarding each of the specific reasons for the arrangement given under item three of the Authorization Agreement, provide in your detailed disclosure and your written response to us, an explanation addressing each of our specific concerns stated below.

    a. "In order to make use of Mr. Wang's client base and social network to promote sales."

        i. Explain how promoting sales relates to the collection of receivables.

        ii. Explain why Mr. Wang would not normally provide the Company the benefits of his client base knowledge and social networking skills as Chairman and Chief Executive Officer of the Company. Why is it necessary to cede control of approximately $16.8 million in cash in order to benefit from his knowledge?

    b. "Direct cash payment made by Mr. Wang to suppliers for expenses, purchases of XYT avoids transaction costs and helps to obtain discounts and favorable prices.

        i. Identify the transaction costs avoided.

        ii. Explain how the transaction costs are avoided.

        iii. Explain if Mr. Wang is incurring costs that otherwise would have been incurred by the Company.

        iv. Explain why the Company does not have the ability to earn discounts and favorable prices. That is, why is it necessary to obtain discounts and favorable prices through Mr. Wang?

    c. "Cash payment to trade receivables of XYT collected by Mr. Wang should promote liquidity position and reduce cash flow problems."

        i. Explain how the loss of control of the cash promotes liquidity. Is not this circumstance detrimental to the Company's liquidity?

        ii. It appears the loss of a significant amount of cash should create cash flow problems, not reduce such problems, please explain.

        iii. The Authorization Agreement does not appear to require Mr. Wang to remit any of the receivables he has collected on behalf of the Company.

20. Tell us whether or not the Authorization Agreement is registered with local, provincial or national authorities in the PRC.

21. Please disclose whether there is a temporal limit on Mr. Wang's agreement to, pursuant to the terms of the Authorization Agreement, forgo compensation for his collection service. We note your statement that Mr. Wang was pleased to assist XYT in its elementary stages. Please explain.

22. We note from the Authorization Agreement that "Mr Wang has the obligation to settle certain trade payables to suppliers, expenses, purchases of XYT by using the cash collected from the trade receivables." Please quantify for us the amounts Mr. Wang has settled and explain to us how the Company accounts for these settlements and where the expenses are reflected in the statement of operations.

23. Please provide us a roll-forward schedule covering all periods presented in your financial statements through September 30, 2010, that starts with the opening amount of cash owed by Mr. Wang, collections of accounts receivable during the period, remittances to the Company, payments made by Mr. Wang on behalf of the Company, and the remaining receivable amount owed to the Company by Mr. Wang.

Note 8. Other Payable and Accrued Liabilities, page 15

24. In regards to the VAT payable, please explain the nature of this obligation and the reason for its increasing balance. Tell us when the Company is obligated to remit the tax amount to the government taxing authority. Also, please provide us with a roll-forward schedule that covers each period presented in the financial statements through September 30, 2010 and details all of the activities that impact your VAT liability balance including payments of the tax and the incurrence of the tax.

25. With a view towards disclosure, please tell us where you have recorded the VAT tax in your income statement.

Statutory Reserve Funds

26. We note on page 39 that your PRC subsidiary is required to allocate a percentage of profits to a statutory general reserve fund. Disclose in a separate footnote your financial obligations and commitments with respect to maintaining your statutory reserve funds.

Exhibit 99.1(b)
First China Pharmaceutical Group Limited
Pro-Forma Combined Financial Statements
For The Six Months Ended June 30, 2010

27. We note your responses to comment 19 and 21 in our letter dated December 21, 2010. It is our understanding that on June 25, 2010, Mr. Billingsley, through his company FCPG HK, purchased XYT for the equivalent of US$300,000 from Mr. Wang and Ms. Gong. Then, on July 5, 2010, Mr. Billingsley sold the entire combined company allegedly valued at around US$2.3 million back to Mr. Wang for HK$100. We note in your response to comment 17 that the June 25th and July 5th transactions between Mr. Billingsley and Mr. Wang were done in contemplation of one another. Therefore, it appears inappropriate to record these separate transactions under purchase accounting. It appears the purpose was to form a holding company for XYT, in a WFOE structure, and therefore should be recorded as a reorganization/recapitalization of XYT at historic cost. Furthermore, the lack of an economic purpose of the July 5th transaction supports accounting for the June 25th transaction as between entities under common control. See ASC Topics 805-50-45.

28. We note that FCPG HK was established in April 2010 for the purpose of investing in and holding XYT. Tell us who legally established FCPG HK, who capitalized it, and from whom it obtained the RMB 2.0 million in order to acquire XYT.

29. We note your response to comment 18 in our letter dated December 21, 2010. Please explain how the acquisition of a shell Hong Kong Company was a business decision made to expedite the process of making XYT a WFOE, including discussion of whether a HK company is required to make XYT a WFOE, and other avenues available and considered, including the benefits and detriments of same.

30. We note that as a condition to closing the equity Exchange Agreement, effective September 15, Mr. Wang was appointed to the combined company's board of directors as Chairman. Besides Mr. Wang, we also note that as a result of this exchange of equity interests, apparently all directors and executives of the acquirer, E-Dispatch, resigned and were replaced by directors and executives related to the acquiree, FCPG HK. Please clarify for us how you identified that the registrant (formerly E-Dispatch) was the acquirer. As the stockholders of the acquirer appear to be passive investors, the pertinent facts and circumstances you should particularly consider in identifying the acquirer in this business combination is the composition of the governing body and senior management of the combined entity, both usually appointed and dominated by the acquirer. See ASC Subtopic 805-10-55.

31. Please explain the business rationale, as it is unclear to us, why the shareholders of E-Dispatch, Inc., which was a publicly owned shell company prior to the Exchange Agreement, received approximately 75% of the outstanding shares of First China Pharmaceutical Group, Inc. Tell us what they contributed to the transaction in order to obtain control of the Company.

Form 10-Q for the Quarterly Period Ended September 30, 2010

32. We note on page 4 of your Form 8-K/A that the Exchange Agreement provides for bonus payments, based on quarterly gross sales of XYT, to be paid to Mr. Wang on a quarterly basis. We are unable to locate the accrual for the September bonus on your balance sheet. With a view towards clarifying disclosure, please explain to us how you have accounted for the bonus payable to Mr. Wang in your September 30, 2010 financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: <u>Sent via facsimile to (916) 448-1709</u>
  Mark C. Lee, Esq.
  Greenberg Traurig, LLP